UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)


                            Four Seasons Hotels Inc.
        -----------------------------------------------------------------
                                (Name of Issuer)

                              Limited Voting Shares
        -----------------------------------------------------------------
                         (Title of Class of Securities)

                                    35100E104
                      -------------------------------------
                                 (CUSIP Number)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  35100E104

1    NAME OF REPORTING PERSON

          Main Street Partners, L.P.


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                        (a)
                                                            -----

                                                        (b)   X
                                                            -----

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                                   5    SOLE VOTING POWER
NUMBER OF SHARES                           1,640,700 (1)
BENEFICIALLY OWNED
BY EACH REPORTING                  6    SHARED VOTING POWER
PERSON WITH                                0

                                   7    SOLE DISPOSITIVE POWER
                                           1,640,700 (1)

                                   8    SHARED DISPOSITIVE POWER
                                           0


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,640,700

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)EXCLUDES
     CERTAIN SHARES*


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          5.5%

12   TYPE OF REPORTING PERSON (See Instructions)
          PN

(1) Power is exercised through its sole general partner, MS Advisory Partners, L.P.

1    NAME OF REPORTING PERSON

          MS Advisory Partners, L.P.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                        (a)
                                                            -----

                                                        (b)   X
                                                            -----

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                                    5    SOLE VOTING POWER
NUMBER OF SHARES                            1,640,700 (1)(2)
BENEFICIALLY OWNED
BY EACH REPORTING                   6    SHARED VOTING POWER
PERSON WITH                                 0

                                    7    SOLE DISPOSITIVE POWER
                                            1,640,700 (1)(2)

                                    8    SHARED DISPOSITIVE POWER
                                            0

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,640,700

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          5.5%

12   TYPE OF REPORTING PERSON (See Instructions)
          PN

(1) Solely in its capacity as the sole general partner of Main Street Partners, L.P.

(2) Power is exercised through its two general partners, SF Advisory Corp. and SF Advisory Corp. II.

1    NAME OF REPORTING PERSON

          San Francisco Partners II, L.P.


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                        (a)
                                                            -----

                                                        (b)   X
                                                            -----

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

          California

                                    5    SOLE VOTING POWER
NUMBER OF SHARES                            389,700 (1)
BENEFICIALLY OWNED
BY EACH REPORTING                   6    SHARED VOTING POWER
PERSON WITH                                 0

                                    7    SOLE DISPOSITIVE POWER
                                            389,700 (1)

                                    8    SHARED DISPOSITIVE POWER
                                            0

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          389,700

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          1.3%

12   TYPE OF REPORTING PERSON (See Instructions)
          PN

(1) Power is exercised through its sole general partner, SF Advisory Partners, L.P.

1    NAME OF REPORTING PERSON

                  SF Advisory Partners, L.P.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                        (a)
                                                            -----

                                                        (b)   X
                                                            -----
3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                                    5    SOLE VOTING POWER
NUMBER OF SHARES                            389,700 (1)(2)
BENEFICIALLY OWNED
BY EACH REPORTING                   6    SHARED VOTING POWER
PERSON WITH                                 0

                                    7    SOLE DISPOSITIVE POWER
                                            389,700 (1)(2)

                                    8    SHARED DISPOSITIVE POWER
                                            0

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          389,700

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          1.3%

12   TYPE OF REPORTING PERSON (See Instructions)
                  PN

(1) Solely in its capacity as the sole general partner of San Francisco Partners II, L.P.

(2) Power is exercised through its two general partners, SF Advisory Corp. and SF Advisory Corp. II.

1    NAME OF REPORTING PERSON

                  SF Advisory Corp.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                        (a)
                                                            -----

                                                        (b)   X
                                                            -----

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                                    5    SOLE VOTING POWER
NUMBER OF SHARES                            0
BENEFICIALLY OWNED
BY EACH REPORTING                   6    SHARED VOTING POWER
PERSON WITH                                 2,030,400 (1)(2)

                                    7    SOLE DISPOSITIVE POWER
                                            0

                                    8    SHARED DISPOSITIVE POWER
                                            2,030,400 (1)(2)

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,030,400

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          6.9%

12   TYPE OF REPORTING PERSON (See Instructions)
          CO

(1)  Solely in its capacity as one of two general partners of MS
     Advisory Partners, L.P. with respect to 1,640,700 of such shares; solely in its capacity as one of two general partners of SF Advisory Partners, L.P. with respect to 389,700 of such shares.

(2)  Power is exercised through its controlling person, John H.
     Scully.

1    NAME OF REPORTING PERSON

                  SF Advisory Corp. II


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                        (a)
                                                            -----

                                                        (b)   X
                                                            -----

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                                    5    SOLE VOTING POWER
NUMBER OF SHARES                            0
BENEFICIALLY OWNED
BY EACH REPORTING                   6    SHARED VOTING POWER
PERSON WITH                                 2,030,400 (1)(2)

                                    7    SOLE DISPOSITIVE POWER
                                            0

                                    8    SHARED DISPOSITIVE POWER
                                            2,030,400 (1)(2)

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,030,400

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          6.9%

12   TYPE OF REPORTING PERSON (See Instructions)
          CO


(1)  Solely in its capacity as one of two general partners of MS
     Advisory Partners, L.P. with respect to 1,640,700 of such Shares; solely in its capacity as one of two general partners of SF Advisory Partners, L.P. with respect to 389,700 of such shares.

(2)  Power is exercised through its controlling person, William
     E. Oberndorf.

1    NAME OF REPORTING PERSON

                  John H. Scully


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                        (a)
                                                            -----

                                                        (b)   X
                                                            -----

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America

                                    5    SOLE VOTING POWER
NUMBER OF SHARES                            0
BENEFICIALLY OWNED
BY EACH REPORTING                   6    SHARED VOTING POWER
PERSON WITH                                 2,030,400 (1)

                                    7    SOLE DISPOSITIVE POWER
                                            0

                                    8    SHARED DISPOSITIVE POWER
                                            2,030,400 (1)

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,030,400

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          6.9%

12   TYPE OF REPORTING PERSON (See Instructions)
          IN


(1)  Solely in his capacity as the controlling person of SF
     Advisory Corp.

1    NAME OF REPORTING PERSON

                  William E. Oberndorf


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                        (a)
                                                            -----

                                                        (b)   X
                                                            -----

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America

                                   5    SOLE VOTING POWER
NUMBER OF SHARES                            0
BENEFICIALLY OWNED
BY EACH REPORTING                  6    SHARED VOTING POWER
PERSON WITH                                 2,030,400 (1)

                                   7    SOLE DISPOSITIVE POWER
                                            0

                                   8    SHARED DISPOSITIVE POWER
                                            2,030,400 (1)

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,030,400

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          6.9%

12   TYPE OF REPORTING PERSON (See Instructions)
          IN

(1)  Solely in his capacity as the controlling person of SF
     Advisory Corp. II.

ITEM 1 (A) NAME OF ISSUER:

         Four Seasons Hotels Inc.

ITEM 1 (B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         1165 Leslie Street, Toronto, Ontario, Canada M3C 2K8

ITEM 2 (A) NAME OF PERSON FILING:

     The names of the persons filing this statement (the "Reporting Persons") are Main Street Partners, L.P., MS Advisory Partners, L.P., San Francisco Partners II, L.P., SF Advisory Partners, L.P., SF Advisory Corp., SF Advisory Corp. II, John H. Scully, and William E. Oberndorf.

ITEM 2 (B) ADDRESS OF PRINCIPAL OFFICE:

     The address of the principal office of each of the Reporting Persons is 591 Redwood Highway, Suite 3215, Mill Valley, CA 94941.

ITEM 2 (C) CITIZENSHIP:

     Main Street Partners, L.P. is a Delaware limited partnership. MS Advisory Partners, L.P. is a Delaware limited partnership. San Francisco Partners II, L.P. is a California limited partnership. SF Advisory Partners, L.P. is a Delaware limited partnership. SF Advisory Corp. is a Delaware corporation. SF Advisory Corp. II is a Delaware corporation.
Mr. Scully and Mr. Oberndorf are citizens of the United States of America.

ITEM 2 (D) TITLE OF CLASS OF SECURITIES:

     This statement relates to Limited Voting Shares of the Issuer ("Shares").

ITEM 2 (E) CUSIP NUMBER:   35100E104

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

      This item is not applicable.

ITEM 4    OWNERSHIP:

     The Reporting Persons have been advised by the Issuer that as of December 31, 1998 there were 29,536,000 Shares outstanding.

     (a)-(b) Main Street Partners, L.P. beneficially owns 1,640,700 Shares, which constitutes approximately 5.5% of the 29,536,000 Shares outstanding as of December 31, 1998. San Francisco Partners II, L.P. beneficially owns 389,700 Shares, which constitutes approximately 1.3% of the Shares outstanding as of December 31, 1998. MS Advisory Partners, L.P., through its relationship with Main Street Partners, L.P., may be deemed to beneficially own 1,640,700 Shares, constituting approximately 5.5% of the Shares outstanding. SF Advisory Partners, L.P., through its relationship with San Francisco Partners II, L.P., may be deemed to beneficially own 389,700 Shares, constituting approximately 1.3% of the Shares outstanding. Each of SF Advisory Corp., SF Advisory Corp II,
John H. Scully, and William E. Oberndorf, through their relationships with Main Street Partners, L.P. and San Francisco Partners II, L.P., may be deemed to beneficially own 2,030,400 Shares, constituting approximately 6.9% of the Shares outstanding.

     (c) Acting through MS Advisory Partners, L.P., its general partner,
Main Street Partners, L.P. has the sole power to dispose or direct the disposition of and the sole power to vote or direct the vote of 1,640,700 Shares. Acting through SF Advisory Partners, L.P., its general partner,
San Francisco Partners II, L.P. has the sole power to dispose or direct the disposition of and the sole power to vote or direct the vote of 389,700 Shares. However, SF Advisory Corp. and SF Advisory Corp. II, as the general partners of both MS Advisory Partners, L.P. and SF Advisory Partners, L.P., and Mr. Scully as the controlling person of SF Advisory Corp. and Mr. Oberndorf as the controlling person of SF Advisory Corp. II, each may be deemed to share investment and voting control, with respect to all of the 2,030,400 Shares.

     The Reporting Persons expressly declare that the filing of this statement on Schedule 13G shall not be construed as an admission that they are, for the purposes of Section 13(d) or 13(g) of the Securities and Exchange Act of 1934, the beneficial owners of any securities covered by this statement.

ITEM 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     This item is not applicable.

ITEM 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
          ANOTHER PERSON.

     No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by the Reporting Persons.

ITEM 7    IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARIES
          WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
          PARENT HOLDING COMPANY.

     This item is not applicable.

ITEM 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS
          OF A GROUP.

     This item is not applicable.

ITEM 9    NOTICE OF DISSOLUTION OF GROUP.

     This item is not applicable.

ITEM 10   CERTIFICATION.

     This item is not applicable.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 13, 1999

                                        /s/ Phillip Gordon
                                        ------------------------------------
                                        PHILLIP GORDON,
                                        for the following named persons or
                                        entities, as attorney-in-fact

                                        MAIN STREET PARTNERS, L.P.*
                                        MS ADVISORY PARTNERS, L.P.*
                                        SAN FRANCISCO PARTNERS II, L.P. *
                                        SF ADVISORY PARTNERS, L.P.*
                                        SF ADVISORY CORP.*
                                        SF ADVISORY CORP. II*
                                        JOHN H. SCULLY*
                                        WILLIAM E. OBERNDORF*

* A Power of Attorney authorizing Phillip Gordon to act on behalf of this person or entity has previously been filed with the Securities and Exchange Commission.

                                  EXHIBIT INDEX

     EXHIBIT A - Agreement to the Filing of Joint Statements on Schedule 13G Pursuant to Rules 13d-1(c) and 13d-1(f).